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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

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                               SCHEDULE 14D-9

                             (AMENDMENT NO. 1)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

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                Cellular Communications International, Inc.
                         (Name of Subject Company)

                Cellular Communications International, Inc.
                    (Name of Person(s) Filing Statement)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                150918 10 0
                   (CUSIP Number of Class of Securities)

                          Richard J. Lubasch, Esq.
            Senior Vice President, General Counsel and Secretary
                Cellular Communications International, Inc.
                            110 East 59th Street
                             New York, NY 10022
                               (212) 906-8480
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:

                          Thomas H. Kennedy, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

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        This Amendment No. 1 supplements and amends the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 17, 1998 (the "Schedule 14D-9") by Cellular Communications International, Inc., a Delaware corporation (the "Company") relating to the tender offer by Kensington Acquisition Sub, Inc., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 17, 1998 (the "Schedule 14D-1"), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), including the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of November 8, 1990, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, at $65.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

ANNEX A Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

        Annex A of the Schedule 14D-9 is hereby amended and supplemented by inserting the language set forth below immediately following the first paragraph in the section entitled, "Board of Directors - Right to Designate Directors":

               Purchaser has informed the Company that it will choose the initial Purchaser Designees from among the persons set forth below. With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Purchaser, sets forth the name, occupation and age of each such Purchaser Designee. Purchaser has informed the Company that each such individual has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 promulgated under the Exchange Act.

               None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Purchaser, beneficially owns any securities (or rights to acquire such securities) of the Company, except as otherwise disclosed herein. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

               It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than January 15, 1999, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors. Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board of Directors.

               The following table, prepared from information furnished to the Company by Purchaser, sets forth the name, occupation and age of each of the Purchaser Designees:

        NAME PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS

        Roberto Colaninno, Age 55         Mr. Colaninno has been Chief
                                          Executive Officer of Olivetti since
                                          September 1996. He has been Vice
                                          Chairman of Omnitel since April
                                          1997, and Chairman of the Parent
                                          since December 1997. He has also
                                          been Executive Vice President of
                                          Sogefl S.p.A. since November 1996
                                          and a Director and member of the
                                          Chairman's Committee of Banca
                                          Agricola Mantovana since October
                                          1986. Finally, Mr. Colaninno was
                                          Chief Executive Officer of Fiaam
                                          from April 1974 to December 1996.
                                          Mr. Colaninno is an Italian
                                          citizen.

        Marco DeBenedetti, Age 36         Mr. DeBenedetti is a member of the
                                          Board of Directors, Co-President
                                          and Co-Secretary of Purchaser. Mr.
                                          DeBenedetti has been Managing
                                          Director of the Parent since
                                          December 1997 and Chairman of
                                          Infostrada S.p.A. since October
                                          1996. He has been Managing Director
                                          of Olivetti Telemedia S.p.A. since
                                          September 1994. Mr. DeBenedetti is
                                          an Italian citizen.

        Dr. Frank Esser, Age 40           Dr. Esser has served as Managing
                                          Director of Mannesmann Eurokom GmbH
                                          since 1996. He was head of the
                                          finance department of Mannesmann
                                          Eurokom GmbH from 1994 to 1996. Dr.
                                          Esser is a German citizen.

        Dr. Klaus Esser, Age 51           Dr. Esser has been a member of the
                                          Olivetti Board of Directors since
                                          February 1998. Dr. Esser currently
                                          serves as Vice Chairman of the
                                          Board of Directors of Mannesmann in
                                          charge of finances. He has been
                                          Head of the Tax Department of
                                          Mannesmann since 1983 and a Member
                                          of the Executive Board of
                                          Mannesmann since 1994. Dr. Esser is
                                          a German citizen.

        Dr. Kurt J. Kinzius, Age 41       Dr. Kinzius is a member of the
                                          Board of Directors, Co-President
                                          and Co-Secretary of Purchaser. He
                                          has been a member of the Board of
                                          Directors of Mannesmann Eurokom
                                          GmbH since October 1997. He was
                                          head of the Strategic Development
                                          Department of Mannesmann from
                                          October 1994 to September 1997 and
                                          head of the Finance Department of
                                          Mannesmann Demag Ltd., London from
                                          October 1990 to September 1994. Dr.
                                          Kinzius is a German citizen.

        Luciano La Noce, Age 49           Mr. La Noce has been Corporate
                                          Finance Director of Olivetti since
                                          1995. He was Deputy General Manager
                                          of C.I.R. S.p.A. from 1994 to 1995
                                          and Director of International
                                          Finance of C.I.R. S.p.A. from 1985
                                          to 1995. Mr. La Noce is an Italian
                                          citizen.


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Dated: January 5, 1999
                           CELLULAR COMMUNICATIONS
                           INTERNATIONAL, INC.


                           /s/ RICHARD J. LUBASCH
                           _________________________________
                           Name:  Richard J. Lubasch
                           Title: Senior Vice-President, General Counsel